SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 April 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Completion of Disposal

Exhibit No: 99.1

IHG ANNOUNCES COMPLETION OF THE DISPOSAL
OF AN 80% INTEREST IN INTERCONTINENTAL NEW YORK BARCLAY

1 April 2014 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] announces the completion of the acquisition by Constellation Barclay Holding US, LLC, of an 80% interest in a joint venture with IHG to own and refurbish InterContinental New York Barclay. IHG will continue to manage the hotel under a long-term management contract.

The terms of the transaction were announced on 19 December 2013. Since then, the joint venture has raised external debt, following which IHG has received total gross disposal proceeds in cash of $274m.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Notes to Editors:

About IHG

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc

About Constellation Barclay Holding US, LLC.

Constellation Barclay Holding US, LLC is an affiliate of Constellation Hotels Holding Limited. Constellation Hotels Holding Limited is a Luxembourg-based holding company, whose main focus is the long-term investment and development of real estate and hotels across the globe. It currently holds a portfolio of five-star hotels and office buildings in the main European capitals. InterContinental New York Barclay is its first hotel acquisition in the US market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	01 April 2014